Mail Stop 4561

December 18, 2008

Mr. Charles S. Roberts
Chairman, Chief Executive Officer and President
Roberts Realty Investors, Inc.
450 Northridge Parkway, Suite 302
Atlanta, GA 30350

   Re: **Roberts Realty Investors, Inc.**
      Form 10-K for the year ended December 31, 2007
      Filed March 31, 2008
      File No. 001-13183

Dear Mr. Roberts:

   We have completed our review of your Form 10-K and do not, at this time, have any further comments.

            Sincerely,

            Daniel L. Gordon
            Branch Chief